Filed by Professionally Managed Portfolios (SEC File No. 333-265863)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Northern Lights Fund Trust
Zeo Short Duration Income Fund
Zeo Sustainable Credit Fund
SEC File No. 811-21720

On Behalf of the Zeo Funds

August [ ], 2022

Re: Action Requested for Zeo Short Duration Income Fund (ZEOIX)

Dear ZEOIX Shareholder:

You should have received proxy materials for an upcoming Shareholder Meeting for the Zeo Short Duration Income Fund (ticker ZEOIX). Your vote matters, and we ask that you please cast your vote well before the Wednesday, September 28, 2022 Shareholder Meeting.

Please review the Proxy Materials and follow the directions included in either the email or paper mailing you received from your broker. If you have not received the information or have any questions, please do not hesitate to call me at (415) 438-4283 or email me at paige.uher@osterweis.com and I will be happy to assist you. A copy of the Proxy Materials can be found at www.zeo.com/funds.

YOUR VOTE IS IMPORTANT

The Board of Trustees of Northern Lights Fund Trust believes that the approval of the Advisory Agreements and the proposed Reorganization are in the best interests of Target Funds’ shareholders and recommends that you vote “FOR” the approval of the Plan to authorize the Reorganizations with respect to the Target Funds and “FOR” the approval of the Interim Advisory Agreement and New Advisory Agreement.

Thank you in advance.

Kindest regards,

[Insert Paige’s first name signature here].

Paige Uher
Vice President, Business Development
Osterweis Capital Management

On Behalf of the Zeo Funds

August [ ], 2022

Re: Action Requested for Zeo Sustainable Credit Fund (ZSRIX)

Dear ZSRIX Shareholder:

You should have received proxy materials for an upcoming Shareholder Meeting for the Zeo Sustainable Credit Fund (ticker ZSRIX). Your vote matters, and we ask that you please cast your vote well before the Wednesday, September 28, 2022 Shareholder Meeting.

Please review the Proxy Materials and follow the directions included in either the email or paper mailing you received from your broker. If you have not received the information or have any questions, please do not hesitate to call me at (415) 438-4283 or email me at paige.uher@osterweis.com and I will be happy to assist you. A copy of the Proxy Materials can be found at www.zeo.com/funds.

YOUR VOTE IS IMPORTANT

The Board of Trustees of Northern Lights Fund Trust believes that the approval of the Advisory Agreements and the proposed Reorganization are in the best interests of Target Funds’ shareholders and recommends that you vote “FOR” the approval of the Plan to authorize the Reorganizations with respect to the Target Funds and “FOR” the approval of the Interim Advisory Agreement and New Advisory Agreement.

Thank you in advance.

Kindest regards,

{Insert Paige’s signature here}

Paige Uher
Vice President, Business Development
Osterweis Capital Management